

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

Harry S. Pangas
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004   November 7, 2012

       RE: Harvest Capital Credit Corporation

Dear Mr. Pangas :

On October 9, 2012, you filed on behalf of Harvest Capital Credit Corporation (the "Company") a registration statement on Form F - 2 to register common shares pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24 (b) (2) of the Securities Exchange Act of 1934 for non-public review by the staff of the Commission prior to the public filing of the registration statement under the Securities Act of 1933. The Company intends to file an election to be regulated as a business development company ("BDC") under the Investment Company Act of 1940 ("1940 Act"). We have the following comments on the registration statement.

General

1. Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

2. Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

Prospectus

3. Cover—Please disclose the following information on the front cover: (1) the securities in which the Company invests will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or "junk;" (3) indebtedness of below investment grade quality is regarded as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Please also include such information in the Summary section.

4. Summary—Our Company—The second paragraph states that the Company may invest in debt and equity securities issued by collateralized loan obligation funds managed by JMP Group, an apparent affiliate of the Company owing to its ownership interest in the adviser to the Company. In your response, please explain how such investments can be made absent an SEC order exempting the transactions from the provisions of Section 57 of the 1940 Act.

5. Summary—JMP Group—This section states that the JMP Group will be the lender under a $30 million secured revolving credit facility available to the Company. In your response, analyze this relationship under Section 57 of the 1940 Act and explain why this arrangement does not constitute a joint transaction requiring exemptive relief from the provisions of Section 57 of that Act.

6. Fees and Expenses—In the "Incentive Fees" line item, please add a parenthetical "(20% of investment income and capital gains)". In addition, please revise footnote 5 to disclose that the Company will accrue (but not pay) a capital gains incentive fee with respect to its unrealized appreciation. Also, please confirm to the staff that the Company does not intend to leverage other than under the revolving credit facility. Otherwise, please reflect such leverage cost in the fee table.

7. Risk Factors

   a) There may be significant potential conflicts of interest in the future—Please elaborate on the allocation procedures to be instituted to ensure that investment opportunities are allocated in a fair and equitable manner among the Company and affiliated investment vehicles formed in the future and managed by the Company's investment adviser or its affiliates.
   b) A conflict of interest may arise with respect to our investment adviser's actions under our $30 million secured revolving credit facility—Please address the conflicts that arise based on the affiliation between the adviser and the lender when the adviser's management fee is based on gross assets.
   c) Our incentive fee may induce our investment adviser to pursue speculative investments—This section discusses the potential tendency of the adviser to invest more capital in investments that are likely to result in capital gains as compared to income producing securities because there is no hurdle rate applied to the production of capital gains. Please also include a discussion of the potential conflicts associated with the divergent tax treatment of capital gains as compared to income producing securities.
   d) Please add risk disclosure that incentive fees may be paid on PIK interest that is accrued but may not be paid.
   e) We may expose ourselves to risks if we engage in hedging transactions. Please add disclosure about potential hedging transactions in the strategies section of the prospectus.

8. Our Investment Adviser—Please provide the name of the investment adviser.

9. Use of Proceeds—The interest rate charged under the credit facility seems high. Was this the rate that was applicable under the arrangement with Harvest Capital Credit LLC ("Harvest Credit")?

10. Formation Transaction—

a) After certain of the formation transactions, members in Harvest Credit will own an equal number of shares of the Company in exchange for their interests in Harvest Credit. In your response, please provide an estimate of the percentage equity ownership they are expected to own after the public offering. Also, explain how their interests in Harvest Credit were valued.

b) Please provide an analysis of the formation transactions under Section 57 of the 1940 Act; include a discussion of whether an exemption from the provisions of this section is necessary.

c) In your response, please explain the determination of the value of the loan assets to be transferred from Harvest Credit to the Company. If third party firms will be utilized, please identify these firms and disclose the procedures to be used for valuing these assets. In addition, inform us in your response whether a properly constituted board (with a majority of non-interested members) will pass on the selection of the loan assets and their valuation. The prospectus should characterize the credit quality of the loan assets that will be transferred to the Company and whether any of them ever resulted in defaults or bankruptcies. In your response, explain the protections that will ensure that the loan assets to be transferred to the public BDC will not be composed of the private affiliated fund's poorly performing assets.

11. Determination of Net Asset Value—Please provide more robust disclosure of the Company's valuation procedures. Name the third-party valuation firms that will be assisting the adviser and board in valuing the assets and provide the standards such firms will be using.

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Fund should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have questions regarding this comment letter or the filing, please call me at (202) 551-6970.

Sincerely,

/s/   Mary A. Cole

Mary A. Cole
Senior Counsel